UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES PARTICIPATION IN ST. PETERSBURG INTERNATIONAL ECONOMIC FORUM
Moscow, Russia – June 8, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces results of participation in St.
Petersburg International Economic Forum 2009.
For the two successive years Mechel has been a partner of St. Petersburg
International Economic Forum. The company believes its participation in this most comprehensive international economic dialogue is important both in view of operation in Russian market and for establishment of new international relations as well as strengthening of existing ones.
At the booth of the company participants of the Forum were able to familiarize themselves with major indicators of corporate business and to directly address their questions to Mechel's top management and employees.
In the course of the Forum Mechel OAO Chief Executive Officer Mr. Igor Zyuzin
took part in panel discussion entitled Russia-US Business Dialogue: Economic
Cooperation as the Basis for “Reloading” Relations between Russia and the United
States and the “CIS as an Area for Cooperation. Agenda for Tomorrow” session.
Also during the Forum Mechel’s top management had meetings with the Heads of
Administrations of the regions in which Mechel’s plants are operating. The managers had meetings with Russian and international partners as well.
Mechel delegates held several meetings with investment funds owning stakes in the company and with representatives of banks and other financial organizations.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: 06/08/009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO